SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Axovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.00001 par value per share

(Title of Class of Securities)

G0750W104

(CUSIP Number)

Seok Oh

1 Circle Star Way, San Carlos, California 94070

(650) 562-8202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons SVF Investments (UK) Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 105,952,381 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 105,952,381 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 58.15% (see Item 5)
14.	Type of Reporting Person (see instructions) CO

1.	Name of Reporting Persons SVF Holdings (UK) LLP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 105,952,381 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 105,952,381 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 58.15% (see Item 5)
14.	Type of Reporting Person (see instructions) PN

1.	Name of Reporting Persons SoftBank Vision Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 105,952,381 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 105,952,381 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 58.15% (see Item 5)
14.	Type of Reporting Person (see instructions) PN

1.	Name of Reporting Persons SVF GP (Jersey) Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 105,952,381 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 105,952,381 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 58.15% (see Item 5)
14.	Type of Reporting Person (see instructions) CO

Introductory Note

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 3 (the “Amendment”) amends and supplements certain items of the Schedule 13D for the common shares, $0.00001 par value (the “Common Shares”), of Axovant Sciences Ltd., a Bermuda company (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 15, 2017, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on June 5, 2018 and by Amendment No. 2 to Schedule 13D filed with the SEC on December 20, 2018 (as so amended, the “Original Schedule 13D”). This Amendment is filed by SVF Investments (UK) Limited, a limited company organized under the laws of England and Wales (“SVF Investments”), which is a wholly owned subsidiary of SVF Holdings (UK) LLP, a limited liability partnership organized under the laws of England and Wales (“SVF Holdings”), which is a wholly owned subsidiary of SoftBank Vision Fund L.P., a limited partnership organized under the laws of Jersey (“SoftBank Vision Fund”). This Amendment is also filed by SVF GP (Jersey) Limited, a limited company organized under the laws of Jersey and the general partner of Softbank Vision Fund (“SVF GP” and, together with the SVF Investments, SVF Holdings and SoftBank Vision Fund, the “Reporting Persons”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment amends and supplements Item 3 of the Original Schedule 13D by adding the following:

“On March 18, 2019, upon the closing of the Issuer’s underwritten public offering of Common Shares conducted pursuant to a registration statement on Form S-3 (the “Offering”), Roivant purchased 6,666,667 Common Shares from the underwriters of the Offering at the public offering price of $1.50 per share. Roivant purchased the Common Shares using cash on hand.”

Item 4. Purpose of Transaction.

This Amendment amends the Original Schedule 13D to add the following paragraph immediately before the final paragraph of Item 4 of the Original Schedule 13D:

“On March 18, 2018, Roivant purchased 6,666,667 Common Shares from the underwriters of the Offering at the public offering price of $1.50 per share, for aggregated consideration of $10,000,000.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D to read as follows:

The information contained on each of the cover pages of this Schedule 13D and set forth or incorporated in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a)–(b)

The Common Shares are directly beneficially owned by Roivant. The Reporting Persons may be deemed to have shared dispositive power, and therefore, beneficial ownership, over the 105,952,381 Common Shares owned directly by Roivant due to the Override Right. SVF Investments is a direct shareholder of Roivant and is one of the holders of the Override Right. Additionally, SVF Holdings may be deemed to share dispositive power over the Common Shares as the sole shareholder of SVF Investments, SoftBank Vision Fund may be deemed to share dispositive power over the Common Shares as the Managing Member of SVF Holdings, and SVF GP may be deemed to share dispositive power over the Common Shares as the general partner of SVF Holdings.

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet of this Schedule 13D. Such percentage was calculated based on 182,194,438 Common Shares outstanding as reported in the prospectus supplement forming part of a shelf registration statement on Form S-3 (Registration Statement No. 333-215387) filed by the Issuer with the SEC on March 15, 2019.

Except as disclosed in this Schedule 13D, the Reporting Persons do not have the right to acquire any Common Shares, and do not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that the Reporting Persons may be deemed to beneficially own.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of the Common Shares.

(c)	The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. The Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d)

To the best knowledge of the Reporting Persons, no person other than Roivant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2019

SVF INVESTMENTS (UK) LIMITED

By:	/s/ Karen Ubell
Name:	Karen Ubell
Title:	Attorney-in-Fact

SVF HOLDINGS (UK) LLP

By:	SOFTBANK VISION FUND L.P., its Managing Member

By:	SVF GP (JERSEY) LIMITED, its General Partner

By:	/s/ Karen Ubell
Name:	Karen Ubell
Title:	Attorney-in-Fact

SOFTBANK VISION FUND L.P.

By:	SVF GP (JERSEY) LIMITED, its General Partner

By:	/s/ Karen Ubell
Name:	Karen Ubell
Title:	Attorney-in-Fact

SVF GP (JERSEY) LIMITED

By:	/s/ Karen Ubell
Name:	Karen Ubell
Title:	Attorney-in-Fact